Exhibit 21.1

List of Subsidiaries

Name	State of Incorporation/Organization	% of Ownership
TDH HK Limited	Hong Kong	100%
TDH Petfood LLC	Nevada	99%
Qingdao Tiandihui Foodstuffs Co., Ltd.	PRC	100%
Beijing Chongai Jiujui Cultural Communication Co., Ltd.	PRC	100%
Qingdao Kangkang Development Co., Ltd.	PRC	100%